UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 28, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO SHAREHOLDERS

TIM S.A. (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), in continuity of the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, January 31, 2022, April 13, 2022 and April 20, 2022, 2022, provides the following information to its shareholders and to the market in general:

On June 28, 2022, the shareholders approved at an Extraordinary General Meeting (“Ratification EGM”) the ratification, pursuant to article 256 of Law No. 6,404 of December 15, 1976 (“Corporation Law”), among others, of the Company’s acquisition of shares representing 100% of the capital stock of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”), as provided in the Share Purchase Agreement and Other Covenants executed, among others, between the Company and Oi Móvel S.A. – Em Recuperação Judicial on January 28, 2021, as amended on April 13, 2022 (“Transaction”).

Given the aforesaid resolution, the Company disclosed a public notice to its shareholders and to the market in general about the procedures to be adopted within the context of a possible exercise of the right to withdraw by the dissenting shareholders, pursuant to article 256, paragraph 2 of the Corporation Law:

1. Withdraw Right:

Considering (i) the ratification of the Transaction within the context of the Ratification EGM, and (ii) the lack of a valuation report contemplating the net asset value of the shares issued by Cozani, with its equity appraised at market prices, the Company’s management, relying on a conservative approach, decided to grant to shareholders the right to withdraw pursuant to article 256, paragraph 2 of the Corporation Law. Accordingly, the dissenting shareholders, those who were absent or those who did not attend the Ratification EGM, will have the right to withdraw, subject to the terms and conditions set forth in this Notice to Shareholders and to the provisions of the Corporation Law and applicable regulations.

2. Shareholders legally entitled to the Withdrawal Right:

The withdrawal right from the Company will be granted to shareholders who, cumulatively (“Dissenting Shareholders”):

(a) voted against ratification of the Transaction, abstained from voting on the ratification of the Transaction or did not attend the Ratification EGM;

(b) held shares issued by the Company at the closing of the trading session of January 28, 2021 (“Cutoff Date”), the day immediately preceding the date of disclosure of the material fact that announced the execution of the Sale and Purchase Agreement within the scope of the Transaction (cutoff date for the withdrawal right as defined in compliance with Official Letter-Circular/CVM/SEP No. 2022). The shares acquired after the Cut-off Date do not entitle their holders the right to withdraw; and

(c) have held such shares uninterruptedly from the Cut-off Date until the date of effective exercise of the withdrawal right.

3. Reimbursement Value per Share:

Under article 10 of the Company’s Bylaws, the value per share to be paid as a result of the exercise of the right to withdraw is determined by dividing the book value of the Company, as provided in the latest financial statements approved by the Shareholders’ Meeting, by the total number of shares issued by the Company, excluding treasury shares.

In this respect, the reimbursement value per share, in case of exercise of the right to withdraw by the Dissenting Shareholders, will be ten Brazilian Reais and thirty-seven centavos (R$10.37) per share, which corresponds to the book value per share on December 31, 2021, according to the consolidated financial statements approved by the Company’s Annual General Meeting held on March 29, 2022, without prejudice to the right to request a special balance sheet, pursuant to applicable legislation. The reimbursement value will not be subject to any monetary adjustment, and fractions of centavos, if any, will be disregarded.

4. Time Period for Exercise of the Right to Withdraw:

The minutes of the Ratification EGM will be published in the June 29, 2022 edition of “Valor Econômico”. Therefore, the term of thirty (30) days for the exercise of withdrawal right by the Dissenting Shareholders will begin on June 29, 2022 and will end on July 29, 2022 (inclusive), pursuant to article 137, IV of the Corporation Law.

Pursuant to article 137, paragraph 4 of the Corporation Law, a Dissenting Shareholder who fails to exercise the withdrawal right within the time period indicated above will forfeit this right.

5. Procedure for Exercise of the Withdrawal Right:

Shares recorded at Banco Bradesco S.A.

The Dissenting Shareholders who wish to exercise the withdrawal right and whose shares are recorded at Banco Bradesco S.A. (“Bradesco”), registrar agent of the Company, must deliver, within the period mentioned in item 4 above, to the Bradesco a statement signed with signature certified by a notary public, requesting the reimbursement and informing the number of shares and bank data for credit of the reimbursement, in the form of the attached draft, to the following address:

Bradesco

4010 / Departamento de Ações e Custódia

Núcleo Cidade de Deus - Prédio Amarelo

Cep: 06029-900 – Osasco – SP

Along with the statement referred to above, the Bradesco must also be provided with certified copies of the following documents at the address indicated above:

(i) Individual Shareholders: identification document with a photo;

(ii) Corporate Shareholders: certified copies of the latest restated bylaws or articles of association and of the documentation including proof of representation (minutes of election of officers and/or proxy instrument), and identification document with a photo of the legal representative(s); or

(iii) Investment Fund Shareholders: certified copies of the latest restated bylaws of the fund, of the bylaws or articles of association of its administrator and of the documentation including proof of representation (minutes of election of officers and/or proxy instrument), as well as identification document with a photo of the legal representative(s).

The Dissenting Shareholders represented by proxy must deliver, in addition to the documents referred to above, the relevant documentation with proof of their representation, including the proxy instrument and/or the acts of incorporation and corporate documents relating to the appointment, as the case may be, with special powers to exercise the right to withdraw and to request reimbursement for the shares, as well as the identification document with a photo of the representative.

If any doubts arise or if record details need to be updated, the Dissenting Shareholders may contact the Shareholder Support Channel of Bradesco through the following telephones:

Departamento de Ações e Custódia: 0800 701 1616

Fone Fácil Bradesco

Capital cities and metropolitan regions: 4002 0022

Other locations: 0800 570 0022

SAC - Alô Bradesco: 0800 704 8383

Hearing or Speech Disability: 0800 722 0099

Shares deposited with B3

The Dissenting Shareholders whose shares are deposited in the Central Depository of Assets of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (Central Depositária de Ativos), who wish to exercise the right to withdraw, must express within the period stated in item 4 above their interest in exercising the right to withdraw through their respective custodian agents, by giving sufficient advance notice thereto for adoption of the necessary measures, subject to the standards and operational rules of B3.

6. Date and Method of Payment of the Reimbursement:

After the expiration of the period for exercising the Right of Withdrawal, the Company will inform the shareholders of the date of payment for the reimbursement of the shares of those who exercise the Right of Withdrawal, in compliance with the payment rules provided for in the Brazilian Corporate Law

Payment to the Dissenting Shareholders will be made in accordance with the data recorded at the custodian institutions or with the bank data to be furnished upon the request for reimbursement dealt with in item 5.

Additional information may be obtained at the Investor Relations Department, located at Avenida João Cabral de Melo Neto, nº 850, Torre Sul, 13º andar, Barra da Tijuca, Cidade e Estado do Rio de Janeiro, CEP: 22775-057, e-mail: ri@timbrasil.com.br.

The Company will keep its shareholders and the market in general posted on further information regarding the subject matter of this Notice to Shareholders.

Rio de Janeiro, June 28, 2022

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

Draft Statement of Exercise of the Right to Withdraw

Banco Bradesco S.A.

4010 / Departamento de Ações e Custódia

Núcleo Cidade de Deus - Prédio Amarelo

Cep: 06029-900 – Osasco – SP

STATEMENT

I, [name]/[corporate name], [full particulars, including, in case of an individual, the nationality, occupation, marital status, identity document number, enrollment number in the Individual Taxpayers Register – CPF and address; or in case of a legal entity, the corporate type, enrollment number in the National Register of Legal Entities - CNPJ, address], [herein represented by [name and full particulars of legal representatives]], hereby wish(es) to express my/its interest in exercising the right to withdraw in relation to [--] common shares issued by TIM S.A. (CNPJ No. 02.421.421/0001-11) as a holder thereof, which are recorded by Banco Bradesco S.A., pursuant to the Notice to Shareholders disclosed on June 28, 2022.

Below are the bank data for credit of the reimbursement value:

[insert bank data including bank name, bank number, branch number, and current account]

Finally, below is the relevant contact information for communications regarding this matter:

[insert address, telephone, and e-mail]

Very truly yours,

[--]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 28, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer